

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Renaissance Mortgage Acceptance Corp.	**0001164604**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 30, 2005, Series 2005-1	**333-122940**

____

Name of Person Filing the Document
(If Other than the Registrant)


RECD S.E.C.
MAR 3 1 2005
1086

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 30, 2005

RENAISSANCE MORTGAGE ACCEPTANCE CORP.

By: 

Name: MORRIS KUTCHER

Title: VICE PRESIDENT

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.2	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.


DELTA
FUNDING CORP.



RAMC 2005-1

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Friedman, Billings, Ramsey & Co., Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Friedman, Billings, Ramsey & Co., Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Friedman, Billings, Ramsey & Co., Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the FBR Trading Desk at (703) 469-1225.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail



Renaissance Mortgage Acceptance Corp. 2005-1
Breakeven Analysis



Libor Assumption: forward (3/1/05)

	75% Prepay Assumption						100% Prepay Assumption						135% Prepay Assumption					
	40% Severity			65% Severity			40% Severity			65% Severity			40% Severity			65% Severity		
	Break CDR	Cum Loss	WAL	Break CDR	Cum Loss	WAL	Break CDR	Cum Loss	WAL	Break CDR	Cum Loss	WAL	Break CDR	Cum Loss	WAL	Break CDR	Cum Loss	WAL
M5 (A/A2)	9.61	13.69%	16.14	5.61	14.72%	18.14	10.28	11.93%	13.14	6.00	12.55%	14.63	11.32	10.38%	10.16	6.62	10.70%	11.14
M6 (A-/A3)	8.60	12.63%	17.06	5.08	13.58%	18.89	9.04	10.80%	13.94	5.34	11.36%	15.31	9.75	9.18%	10.79	5.76	9.46%	11.68
M7 (BBB+/Baa1)	7.88	11.83%	18.18	4.71	12.73%	19.89	8.14	9.94%	14.93	4.86	10.46%	16.22	8.62	8.27%	11.58	5.14	8.53%	12.42

Libor Assumption: static for 12 months, then spike 400

	75% Prepay Assumption						100% Prepay Assumption						135% Prepay Assumption					
	40% Severity			65% Severity			40% Severity			65% Severity			40% Severity			65% Severity		
	Break CDR	Cum Loss	WAL	Break CDR	Cum Loss	WAL	Break CDR	Cum Loss	WAL	Break CDR	Cum Loss	WAL	Break CDR	Cum Loss	WAL	Break CDR	Cum Loss	WAL
M5 (A/A2)	9.07	13.13%	16.46	5.32	14.11%	18.37	9.71	11.43%	13.36	5.70	12.02%	14.79	10.76	9.96%	10.30	6.31	10.26%	11.24
M6 (A-/A3)	8.08	12.07%	17.38	4.81	12.97%	19.12	8.51	10.30%	14.16	5.05	10.82%	15.47	9.22	8.76%	10.92	5.47	9.03%	11.77
M7 (BBB+/Baa1)	7.38	11.26%	18.51	4.43	12.10%	20.11	7.63	9.44%	15.16	4.57	9.92%	16.39	8.11	7.85%	11.72	4.85	8.09%	12.52

Assumptions

FRM Prepay 4% - 23% CPR months 1 - 12; 23% CPR months thereafter
ARM Prepay 4% - 27% CPR months 1 - 12; 27% CPR months 13 - 22; 50% CPR months 23-27; 27% CPR month 28 and thereafter
Triggers fail
12 month lag
Defaults are in addition to prepays
Run to maturity
"Break CDR" is the highest CDR a Class can withstand before losing a single dollar of principal





RAMC 2005-1

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Friedman, Billings, Ramsey & Co., Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Friedman, Billings, Ramsey & Co., Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Friedman, Billings, Ramsey & Co., Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the FBR Trading Desk at (703) 469-1225.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail

Renaissance Mortgage Acceptance Corp. 2005-1

Assumptions - Pricing Assumptions

Settle:	3/31/2005
Prepayment:	Fixed - 23% HEP
	ARM - 28% CPR
LIBOR:	Static
Losses:	None

Disclaimer

	AF4 - Call		AF5 - Call	
Period	AF4 Balance	AF4 Princiapal	AF5 Balance	AF5 Princiapal
0	$39,500,000.00	$0.00	$26,000,000.00	$0.00
1	$39,500,000.00	$0.00	$26,000,000.00	$0.00
2	$39,500,000.00	$0.00	$26,000,000.00	$0.00
3	$39,500,000.00	$0.00	$26,000,000.00	$0.00
4	$39,500,000.00	$0.00	$26,000,000.00	$0.00
5	$39,500,000.00	$0.00	$26,000,000.00	$0.00
6	$39,500,000.00	$0.00	$26,000,000.00	$0.00
7	$39,500,000.00	$0.00	$26,000,000.00	$0.00
8	$39,500,000.00	$0.00	$26,000,000.00	$0.00
9	$39,500,000.00	$0.00	$26,000,000.00	$0.00
10	$39,500,000.00	$0.00	$26,000,000.00	$0.00
11	$39,500,000.00	$0.00	$26,000,000.00	$0.00
12	$39,500,000.00	$0.00	$26,000,000.00	$0.00
13	$39,500,000.00	$0.00	$26,000,000.00	$0.00
14	$39,500,000.00	$0.00	$26,000,000.00	$0.00
15	$39,500,000.00	$0.00	$26,000,000.00	$0.00
16	$39,500,000.00	$0.00	$26,000,000.00	$0.00
17	$39,500,000.00	$0.00	$26,000,000.00	$0.00
18	$39,500,000.00	$0.00	$26,000,000.00	$0.00
19	$39,500,000.00	$0.00	$26,000,000.00	$0.00
20	$39,500,000.00	$0.00	$26,000,000.00	$0.00
21	$39,500,000.00	$0.00	$26,000,000.00	$0.00
22	$39,500,000.00	$0.00	$26,000,000.00	$0.00
23	$39,500,000.00	$0.00	$26,000,000.00	$0.00
24	$39,500,000.00	$0.00	$26,000,000.00	$0.00
25	$39,500,000.00	$0.00	$26,000,000.00	$0.00
26	$39,500,000.00	$0.00	$26,000,000.00	$0.00
27	$39,500,000.00	$0.00	$26,000,000.00	$0.00
28	$39,500,000.00	$0.00	$26,000,000.00	$0.00
29	$39,500,000.00	$0.00	$26,000,000.00	$0.00
30	$39,500,000.00	$0.00	$26,000,000.00	$0.00
31	$39,500,000.00	$0.00	$26,000,000.00	$0.00
32	$39,500,000.00	$0.00	$26,000,000.00	$0.00
33	$39,500,000.00	$0.00	$26,000,000.00	$0.00
34	$39,500,000.00	$0.00	$26,000,000.00	$0.00
35	$39,500,000.00	$0.00	$26,000,000.00	$0.00
36	$39,500,000.00	$0.00	$26,000,000.00	$0.00

	AF4 - Maturitiy		AF5 - Maturity	
Period	AF4 Balance	AF4 Princiapal	AF5 Balance	AF5 Princiapal
0	$39,500,000.00	$0.00	$26,000,000.00	$0.00
1	$39,500,000.00	$0.00	$26,000,000.00	$0.00
2	$39,500,000.00	$0.00	$26,000,000.00	$0.00
3	$39,500,000.00	$0.00	$26,000,000.00	$0.00
4	$39,500,000.00	$0.00	$26,000,000.00	$0.00
5	$39,500,000.00	$0.00	$26,000,000.00	$0.00
6	$39,500,000.00	$0.00	$26,000,000.00	$0.00
7	$39,500,000.00	$0.00	$26,000,000.00	$0.00
8	$39,500,000.00	$0.00	$26,000,000.00	$0.00
9	$39,500,000.00	$0.00	$26,000,000.00	$0.00
10	$39,500,000.00	$0.00	$26,000,000.00	$0.00
11	$39,500,000.00	$0.00	$26,000,000.00	$0.00
12	$39,500,000.00	$0.00	$26,000,000.00	$0.00
13	$39,500,000.00	$0.00	$26,000,000.00	$0.00
14	$39,500,000.00	$0.00	$26,000,000.00	$0.00
15	$39,500,000.00	$0.00	$26,000,000.00	$0.00
16	$39,500,000.00	$0.00	$26,000,000.00	$0.00
17	$39,500,000.00	$0.00	$26,000,000.00	$0.00
18	$39,500,000.00	$0.00	$26,000,000.00	$0.00
19	$39,500,000.00	$0.00	$26,000,000.00	$0.00
20	$39,500,000.00	$0.00	$26,000,000.00	$0.00
21	$39,500,000.00	$0.00	$26,000,000.00	$0.00
22	$39,500,000.00	$0.00	$26,000,000.00	$0.00
23	$39,500,000.00	$0.00	$26,000,000.00	$0.00
24	$39,500,000.00	$0.00	$26,000,000.00	$0.00
25	$39,500,000.00	$0.00	$26,000,000.00	$0.00
26	$39,500,000.00	$0.00	$26,000,000.00	$0.00
27	$39,500,000.00	$0.00	$26,000,000.00	$0.00
28	$39,500,000.00	$0.00	$26,000,000.00	$0.00
29	$39,500,000.00	$0.00	$26,000,000.00	$0.00
30	$39,500,000.00	$0.00	$26,000,000.00	$0.00
31	$39,500,000.00	$0.00	$26,000,000.00	$0.00
32	$39,500,000.00	$0.00	$26,000,000.00	$0.00
33	$39,500,000.00	$0.00	$26,000,000.00	$0.00
34	$39,500,000.00	$0.00	$26,000,000.00	$0.00
35	$39,500,000.00	$0.00	$26,000,000.00	$0.00
36	$39,500,000.00	$0.00	$26,000,000.00	$0.00

Period	AF4 - Call		AF5 - Call	
	AF4 Balance	AF4 Princiapal	AF5 Balance	AF5 Princiapal
37	$39,500,000.00	$0.00	$26,000,000.00	$0.00
38	$39,500,000.00	$0.00	$26,000,000.00	$0.00
39	$39,500,000.00	$0.00	$26,000,000.00	$0.00
40	$39,500,000.00	$0.00	$26,000,000.00	$0.00
41	$39,500,000.00	$0.00	$26,000,000.00	$0.00
42	$39,500,000.00	$0.00	$26,000,000.00	$0.00
43	$39,500,000.00	$0.00	$26,000,000.00	$0.00
44	$39,500,000.00	$0.00	$26,000,000.00	$0.00
45	$39,500,000.00	$0.00	$26,000,000.00	$0.00
46	$39,500,000.00	$0.00	$26,000,000.00	$0.00
47	$39,500,000.00	$0.00	$26,000,000.00	$0.00
48	$38,486,606.79	$1,013,393.21	$26,000,000.00	$0.00
49	$36,407,970.47	$2,078,636.32	$26,000,000.00	$0.00
50	$34,380,600.51	$2,027,369.96	$26,000,000.00	$0.00
51	$32,403,360.80	$1,977,239.71	$26,000,000.00	$0.00
52	$30,475,138.99	$1,928,221.81	$26,000,000.00	$0.00
53	$28,594,846.00	$1,880,292.99	$26,000,000.00	$0.00
54	$26,761,415.57	$1,833,430.43	$26,000,000.00	$0.00
55	$24,973,803.81	$1,787,611.77	$26,000,000.00	$0.00
56	$23,230,988.71	$1,742,815.10	$26,000,000.00	$0.00
57	$21,531,969.75	$1,699,018.96	$26,000,000.00	$0.00
58	$19,875,767.45	$1,656,202.30	$26,000,000.00	$0.00
59	$18,261,508.19	$1,614,259.27	$26,000,000.00	$0.00
60	$16,687,662.31	$1,573,845.87	$26,000,000.00	$0.00
61	$15,521,701.43	$1,165,960.88	$26,000,000.00	$0.00
62	$14,384,746.89	$1,136,954.54	$26,000,000.00	$0.00
63	$13,276,190.38	$1,108,556.52	$26,000,000.00	$0.00
64	$12,195,367.78	$1,080,822.60	$26,000,000.00	$0.00
65	$11,141,629.73	$1,053,738.05	$26,000,000.00	$0.00
66	$10,114,341.30	$1,027,288.42	$26,000,000.00	$0.00
67	$9,112,881.70	$1,001,459.61	$26,000,000.00	$0.00
68	$8,136,643.93	$976,237.77	$26,000,000.00	$0.00
69	$7,185,034.55	$951,609.38	$26,000,000.00	$0.00
70	$6,257,473.37	$927,561.19	$26,000,000.00	$0.00
71	$5,353,393.13	$904,080.24	$26,000,000.00	$0.00
72	$4,472,239.28	$881,153.85	$26,000,000.00	$0.00
73	$3,784,067.06	$688,172.22	$26,000,000.00	$0.00
74	$3,110,935.98	$673,131.08	$26,000,000.00	$0.00
75	$2,452,525.94	$658,410.04	$26,000,000.00	$0.00
76	$1,808,523.50	$644,002.44	$26,000,000.00	$0.00
77	$1,178,621.72	$629,901.78	$26,000,000.00	$0.00
78	$562,520.03	$616,101.69	$26,000,000.00	$0.00
79	$0.00	$562,520.03	$25,959,924.12	$40,075.88
80			$25,370,545.79	$589,378.33
81			$24,794,102.83	$576,442.96
82			$24,230,318.91	$563,783.91
83			$23,678,923.47	$551,395.44
84			$23,139,651.58	$539,271.90
85			$23,139,651.58	$0.00

Period	AF4 - Maturitiy		AF5 - Maturity	
	AF4 Balance	AF4 Princiapal	AF5 Balance	AF5 Princiapal
37	$39,500,000.00	$0.00	$26,000,000.00	$0.00
38	$39,500,000.00	$0.00	$26,000,000.00	$0.00
39	$39,500,000.00	$0.00	$26,000,000.00	$0.00
40	$39,500,000.00	$0.00	$26,000,000.00	$0.00
41	$39,500,000.00	$0.00	$26,000,000.00	$0.00
42	$39,500,000.00	$0.00	$26,000,000.00	$0.00
43	$39,500,000.00	$0.00	$26,000,000.00	$0.00
44	$39,500,000.00	$0.00	$26,000,000.00	$0.00
45	$39,500,000.00	$0.00	$26,000,000.00	$0.00
46	$39,500,000.00	$0.00	$26,000,000.00	$0.00
47	$39,500,000.00	$0.00	$26,000,000.00	$0.00
48	$38,486,606.79	$1,013,393.21	$26,000,000.00	$0.00
49	$36,407,970.47	$2,078,636.32	$26,000,000.00	$0.00
50	$34,380,600.51	$2,027,369.96	$26,000,000.00	$0.00
51	$32,403,360.80	$1,977,239.71	$26,000,000.00	$0.00
52	$30,475,138.99	$1,928,221.81	$26,000,000.00	$0.00
53	$28,594,846.00	$1,880,292.99	$26,000,000.00	$0.00
54	$26,761,415.57	$1,833,430.43	$26,000,000.00	$0.00
55	$24,973,803.81	$1,787,611.77	$26,000,000.00	$0.00
56	$23,230,988.71	$1,742,815.10	$26,000,000.00	$0.00
57	$21,531,969.75	$1,699,018.96	$26,000,000.00	$0.00
58	$19,875,767.45	$1,656,202.30	$26,000,000.00	$0.00
59	$18,261,508.19	$1,614,259.27	$26,000,000.00	$0.00
60	$16,687,662.31	$1,573,845.87	$26,000,000.00	$0.00
61	$15,521,701.43	$1,165,960.88	$26,000,000.00	$0.00
62	$14,384,746.89	$1,136,954.54	$26,000,000.00	$0.00
63	$13,276,190.38	$1,108,556.52	$26,000,000.00	$0.00
64	$12,195,367.78	$1,080,822.60	$26,000,000.00	$0.00
65	$11,141,629.73	$1,053,738.05	$26,000,000.00	$0.00
66	$10,114,341.30	$1,027,288.42	$26,000,000.00	$0.00
67	$9,112,881.70	$1,001,459.61	$26,000,000.00	$0.00
68	$8,136,643.93	$976,237.77	$26,000,000.00	$0.00
69	$7,185,034.55	$951,609.38	$26,000,000.00	$0.00
70	$6,257,473.37	$927,561.19	$26,000,000.00	$0.00
71	$5,353,393.13	$904,080.24	$26,000,000.00	$0.00
72	$4,472,239.28	$881,153.85	$26,000,000.00	$0.00
73	$3,784,067.06	$688,172.22	$26,000,000.00	$0.00
74	$3,110,935.98	$673,131.08	$26,000,000.00	$0.00
75	$2,452,525.94	$658,410.04	$26,000,000.00	$0.00
76	$1,808,523.50	$644,002.44	$26,000,000.00	$0.00
77	$1,178,621.72	$629,901.78	$26,000,000.00	$0.00
78	$562,520.03	$616,101.69	$26,000,000.00	$0.00
79	$0.00	$562,520.03	$25,959,924.12	$40,075.88
80			$25,370,545.79	$589,378.33
81			$24,794,102.83	$576,442.96
82			$24,230,318.91	$563,783.91
83			$23,678,923.47	$551,395.44
84			$23,139,651.58	$539,271.90
85			$23,139,651.58	$0.00

Period	AF4 - Call		AF5 - Call	
	AF4 Balance	AF4 Princiapal	AF5 Balance	AF5 Princiapal
86			$23,139,651.58	$0.00
87			$23,139,651.58	$0.00
88			$23,139,651.58	$0.00
89			$23,139,651.58	$0.00
90			$23,139,651.58	$0.00
91			$23,139,651.58	$0.00
92			$23,139,651.58	$0.00
93			$23,139,651.58	$0.00
94			$23,139,651.58	$0.00
95			$23,139,651.58	$0.00
96			$23,139,651.58	$0.00
97			$23,139,651.58	$0.00
98			$23,139,651.58	$0.00
99			$0.00	$23,139,651.58
100				
101				
102				
103				
104				
105				
106				
107				
108				
109				
110				
111				
112				
113				
114				
115				
116				
117				
118				
119				
120				
121				
122				
123				
124				
125				
126				
127				
128				
129				
130				
131				
132				
133				
134				

Period	AF4 - Maturitiy		AF5 - Maturity	
	AF4 Balance	AF4 Princiapal	AF5 Balance	AF5 Princiapal
86			$23,139,651.58	$0.00
87			$23,139,651.58	$0.00
88			$23,139,651.58	$0.00
89			$23,139,651.58	$0.00
90			$23,139,651.58	$0.00
91			$23,139,651.58	$0.00
92			$23,139,651.58	$0.00
93			$23,139,651.58	$0.00
94			$23,139,651.58	$0.00
95			$23,139,651.58	$0.00
96			$23,139,651.58	$0.00
97			$23,139,651.58	$0.00
98			$23,139,651.58	$0.00
99			$23,139,651.58	$0.00
100			$23,139,651.58	$0.00
101			$23,139,651.58	$0.00
102			$23,139,651.58	$0.00
103			$23,112,285.80	$27,365.78
104			$23,050,224.17	$62,061.63
105			$22,956,631.60	$93,592.57
106			$22,834,443.08	$122,188.51
107			$22,686,379.38	$148,063.70
108			$22,514,961.58	$171,417.79
109			$22,322,524.79	$192,436.79
110			$22,111,230.81	$211,293.98
111			$21,883,080.06	$228,150.75
112			$21,639,922.68	$243,157.38
113			$21,383,468.84	$256,453.84
114			$21,115,298.45	$268,170.39
115			$20,836,870.15	$278,428.30
116			$20,549,529.75	$287,340.41
117			$20,254,518.03	$295,011.71
118			$19,952,978.15	$301,539.89
119			$19,645,962.38	$307,015.77
120			$19,334,438.57	$311,523.81
121			$19,019,296.02	$315,142.55
122			$18,701,351.08	$317,944.94
123			$18,381,352.27	$319,998.81
124			$18,059,985.15	$321,367.12
125			$17,737,876.77	$322,108.38
126			$17,415,599.88	$322,276.89
127			$17,093,676.84	$321,923.04
128			$16,772,583.26	$321,093.58
129			$16,452,751.37	$319,831.90
130			$16,134,573.19	$318,178.18
131			$15,818,403.49	$316,169.70
132			$15,504,562.52	$313,840.97
133			$15,193,338.56	$311,223.96
134			$14,884,990.31	$308,348.26

	AF4 - Call		AF5 - Call	
Period	AF4 Balance	AF4 Princiapal	AF5 Balance	AF5 Princiapal
135				
136				
137				
138				
139				
140				
141				
142				
143				
144				
145				
146				
147				
148				
149				
150				
151				
152				
153				
154				
155				
156				
157				
158				
159				
160				
161				
162				
163				
164				
165				
166				
167				
168				
169				
170				
171				
172				
173				
174				
175				
176				
177				
178				
179				
180				
181				
182				
183				

	AF4 - Maturitiy		AF5 - Maturity	
Period	AF4 Balance	AF4 Princiapal	AF5 Balance	AF5 Princiapal
135			$14,579,749.08	$305,241.23
136			$14,277,820.88	$301,928.20
137			$13,979,388.33	$298,432.55
138			$13,684,612.45	$294,775.88
139			$13,393,634.30	$290,978.15
140			$13,106,576.56	$287,057.74
141			$12,823,544.94	$283,031.63
142			$12,544,629.52	$278,915.42
143			$12,269,906.01	$274,723.51
144			$11,999,436.91	$270,469.10
145			$11,733,272.54	$266,164.36
146			$11,471,452.10	$261,820.44
147			$11,214,004.55	$257,447.55
148			$10,960,949.49	$253,055.07
149			$10,712,297.94	$248,651.55
150			$10,468,053.13	$244,244.81
151			$10,228,211.12	$239,842.01
152			$9,992,761.51	$235,449.62
153			$9,761,687.96	$231,073.55
154			$9,534,968.80	$226,719.16
155			$9,312,577.51	$222,391.29
156			$9,094,483.17	$218,094.33
157			$8,880,650.96	$213,832.21
158			$8,671,042.48	$209,608.48
159			$8,465,616.20	$205,426.28
160			$8,264,327.75	$201,288.45
161			$8,067,130.26	$197,197.49
162			$7,873,974.66	$193,155.59
163			$7,684,809.96	$189,164.71
164			$7,499,583.44	$185,226.51
165			$7,318,240.98	$181,342.47
166			$7,140,727.17	$177,513.80
167			$6,966,985.60	$173,741.57
168			$6,796,958.95	$170,026.64
169			$6,630,589.24	$166,369.71
170			$6,467,817.91	$162,771.33
171			$6,308,586.01	$159,231.90
172			$6,152,834.30	$155,751.72
173			$6,000,503.36	$152,330.94
174			$5,851,533.74	$148,969.62
175			$5,705,866.00	$145,667.74
176			$5,563,440.84	$142,425.16
177			$5,372,046.44	$191,394.39
178			$5,141,280.49	$230,765.95
179			$4,915,619.73	$225,660.76
180			$4,694,988.00	$220,631.74
181			$4,479,307.30	$215,680.70
182			$4,268,498.16	$210,809.14
183			$4,062,479.92	$206,018.25

	AF4 - Call		AF5 - Call	
Period	AF4 Balance	AF4 Princiapal	AF5 Balance	AF5 Princiapal
184				
185				
186				
187				
188				
189				
190				
191				
192				
193				
194				
195				
196				
197				
198				
199				
200				
201				
202				
203				
204				
205				
206				
207				
208				
209				
210				
211				

	AF4 - Maturitiy		AF5 - Maturity	
Period	AF4 Balance	AF4 Princiapal	AF5 Balance	AF5 Princiapal
184			$3,861,170.95	$201,308.96
185			$3,664,488.96	$196,681.99
186			$3,472,351.16	$192,137.80
187			$3,284,674.48	$187,676.68
188			$3,101,375.74	$183,298.74
189			$2,922,371.84	$179,003.90
190			$2,747,579.86	$174,791.98
191			$2,576,917.24	$170,662.62
192			$2,410,301.85	$166,615.38
193			$2,247,652.15	$162,649.70
194			$2,088,887.23	$158,764.92
195			$1,933,926.94	$154,960.29
196			$1,782,691.93	$151,235.01
197			$1,635,103.74	$147,588.19
198			$1,491,084.84	$144,018.90
199			$1,350,558.70	$140,526.14
200			$1,213,449.81	$137,108.89
201			$1,079,683.74	$133,766.07
202			$949,187.16	$130,496.58
203			$821,887.86	$127,299.30
204			$697,714.78	$124,173.08
205			$576,598.02	$121,116.75
206			$458,468.88	$118,129.14
207			$343,259.81	$115,209.07
208			$230,904.46	$112,355.35
209			$121,337.64	$109,566.83
210			$14,495.35	$106,842.29
211			$0.00	$14,495.35